                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                 January 9, 2004
                                                                 Fair Disclosure
                              Hanaro Telecom, Inc.
                        2003 December Subscriber Numbers

1. BROADBAND
   -----------------------------------------------------------------------------
                         Products                                       January
   ------------------------------------------------------------      -----------
    Residential       ADSL                                             1,033,619
                      Cable Modem                                      1,457,700
                      -----------------------------------------      -----------
                      SUB-TOTAL                                        2,491,319
   ------------------------------------------------------------      -----------
    Corporate         ADSL                                                18,272
                      Cable Modem                                          1,619
                      -----------------------------------------      -----------
                      SUB-TOTAL                                           19,891
   ------------------------------------------------------------      -----------
    VDSL                                                                 165,134
   ------------------------------------------------------------      -----------
    LMDS                                                                  26,715
   ------------------------------------------------------------      -----------
    Wireless LAN*                                                         22,504
   ------------------------------------------------------------      -----------
                      TOTAL                                            2,725,563
   ------------------------------------------------------------      -----------
                      NET ADDS                                            -2,856
   ------------------------------------------------------------      -----------

2. VOICE
   -----------------------------------------------------------------------------
                      Products                                          January
   ------------------------------------------------------------      -----------
    Residential                                                          694,102
   ------------------------------------------------------------      -----------
    Corporate                                                            263,495
   ------------------------------------------------------------      -----------
    VoIP                                                                  43,784
   ------------------------------------------------------------      -----------
                      TOTAL                                            1,001,381
   ------------------------------------------------------------      -----------
                      NET ADDS                                            11,575
   ------------------------------------------------------------      -----------

3. LEASED LINE
   -----------------------------------------------------------------------------
                      Products                                          January
   ------------------------------------------------------------      -----------
    Leased line                                                            3,273
   ------------------------------------------------------------      -----------
    Internet dedicated                                                     3,156
   ------------------------------------------------------------      -----------
    LMDS(I/D)                                                                 10
   ------------------------------------------------------------      -----------
    Wireless LAN Leased Line                                                 200
   ------------------------------------------------------------      -----------
    International Leased Line                                                 41
   ------------------------------------------------------------      -----------
                      TOTAL                                                6,680
   ------------------------------------------------------------      -----------
                      NET ADDS                                              -139
   ------------------------------------------------------------      -----------

4. GRAND TOTAL
   -----------------------------------------------------------------------------
                                                                        January
   ------------------------------------------------------------      -----------
                      TOTAL                                            3,733,624
   ------------------------------------------------------------      -----------
                      NET ADDS                                             8,580
   ------------------------------------------------------------      -----------


   * BASED ON NUMBER OF IDS, WIRELESS LAN HAS 42,477 SUBSCRIBERS.